FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Partial Change to Future Plans Indicated in the “Notice of Convocation of the 115th Annual General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 18, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

June 18, 2019

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai

Director, Representative Executive Officer,

President and Group CEO

Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Concerning the Partial Change to Future Plans Indicated in the “Notice of Convocation of the 115th Annual General Meeting of Shareholders”

Due to the partial change concerning positions scheduled to be held by director nominees in the Company previously announced in the Reference Materials for the General Meeting of Shareholders attached to “Notice of Convocation of 115th Annual General Meeting of Shareholders” sent on May 31, 2019, amendments will be made as described below through this website.

As for materials for supplementary explanation regarding the future changes, the “Changes to the Tentative Appointment of Chairman of the Nomination Committee and Compensation Committee” dated as of June 18, 2019 has been announced. Concerning the content, please refer to the attached materials.

Amended Points (the amended parts are indicated by attaching an underline):

1.	“Reference Materials for the General Meeting of Shareholders” Page 4

①	The positions in the Company of director nominee Nobuyuki Koga

New	Old

Chairman of the Board of Directors Member of the Nomination Committee (Scheduled) Member of the Compensation Committee (Scheduled)	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee

②	The positions in the Company of director nominee Hiroshi Kimura

New	Old

Chairman of the Nomination Committee (Scheduled) Chairman of the Compensation Committee (Scheduled)	Member of the Nomination Committee Member of the Compensation Committee

2.	“Reference Materials for the General Meeting of Shareholders” Page 5

The following description of reasons for designation as a director nominee

New	Old

If his reappointment is approved, he is slated to serve as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.	If his reappointment is approved, he is slated to continue serving as Chairman of the Nomination Committee and Chairman of the Compensation Committee after this Annual General Meeting of Shareholders.

3.	“Reference Materials for the General Meeting of Shareholders” Page 10

The following description of reasons for designation as a director nominee

New	Old

If his reappointment is approved, he is slated to serve as Chairman of the Nomination Committee and Chairman of the Compensation Committee after this Annual General Meeting of Shareholders.	If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

4.	“Reference Materials for the General Meeting of Shareholders” Page 16 (Reference)

(Before Amendments)

The structure below is planned for the Nomination Committee, the Compensation Committee and the Audit Committee after the conclusion of this Annual General Meeting of Shareholders:

Nomination Committee: Nobuyuki Koga (chairman), Hiroshi Kimura, and Kazuhiko Ishimura

Compensation Committee: Nobuyuki Koga (chairman), Hiroshi Kimura, and Kazuhiko Ishimura

Audit Committee: Noriaki Shimazaki (chairman), Mari Sono, and Hisato Miyashita

(After Amendments)

The structure below is planned for the Nomination Committee, the Compensation Committee and the Audit Committee after the conclusion of this Annual General Meeting of Shareholders:

Nomination Committee: Hiroshi Kimura (chairman), Nobuyuki Koga, and Kazuhiko Ishimura

Compensation Committee: Hiroshi Kimura (chairman), Nobuyuki Koga, and Kazuhiko Ishimura

Audit Committee: Noriaki Shimazaki (chairman), Mari Sono, and Hisato Miyashita

End

Changes to the Scheduled Appointment of Chairman of the Nomination Committee and Compensation Committee

Tokyo, June 18, 2019— Nomura Holdings, Inc. (NHI) previously announced the scheduled appointment of Chairman of the Nomination Committee and Compensation Committee in the proposal entitled “Appointment of 10 Directors,” which is scheduled to be on the agenda for the 115th Annual General Meeting of Shareholders to be held on June 24 this year. NHI today announced that changes have been made to the scheduled appointment as described below.

As part of its ongoing efforts to enhance governance, NHI has been engaged in consistent dialogue with stakeholders. In light of this and factors such as changes in the social environment, NHI aims to further enhance governance at the Board of Directors level.

This matter is scheduled to be formally decided at the 115th Annual General Meeting of Shareholders scheduled on June 24, 2019 and the meeting of the Board of Directors to be held after the General Meeting of Shareholders.

Nobuyuki Koga, who has served as Chairman of the Nomination Committee and Compensation Committee as a non-executive director for eight years since retiring as an executive officer of Nomura Securities in 2011, is slated to serve as a member of both committees. He will bring to the committees wide-ranging knowledge regarding the Nomura Group’s business, as well as the securities business and securities industry in general.

Hiroshi Kimura, an outside director, is slated to serve as Chairman of the Nomination and Compensation Committees and will bring to the committees extensive experience in corporate management. Following the appointment of Hiroshi Kimura as Chairman of the Nomination Committee and Compensation Committee, the chairmen of all three committees (Nomination, Compensation, and Audit) will be outside directors. NHI believes that this will help further enhance governance.

Name	New	Old

Nobuyuki Koga	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee

Hiroshi Kimura (Outside Director)	Chairman of the Nomination Committee Chairman of the Compensation Committee	Member of the Nomination Committee Member of the Compensation Committee

Business Experience

Name	Date of Birth	Business Experience

Nobuyuki Koga	Aug. 22, 1950	Apr. 1974	Joined NHI
		Jun. 1995	Director of NHI
		Apr. 2003	Director and President of NHI Director and President of Nomura Securities Co., Ltd.
		Jun. 2003	Director, President & CEO of NHI Director and Executive Officer and President of Nomura Securities Co., Ltd.
		Apr. 2008	Director and Representative Executive Officer of NHI Director and Chairman of Nomura Securities Co., Ltd.
		Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
<Retired as Executive Officer in June 2011>
		Jun. 2011	Director and Chairman of NHI Chairman of the Nomination Committee and the Compensation Committee of NHI (Current) Director and Chairman of Nomura Securities Co., Ltd.
		Apr. 2017	Director and Chairman of NHI (Current) Director of Nomura Securities Co., Ltd. (Current)

Hiroshi Kimura	Apr. 23, 1953	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
		Jun. 1999	Director of Japan Tobacco Inc.
		Jun. 2001	Resigned as Director of Japan Tobacco Inc.
		Jun. 2005	Director of Japan Tobacco Inc.
		Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
		Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
		Jun. 2014	Special Advisor of Japan Tobacco Inc.
		Jun. 2015	Outside Director of NHI (Current) Member of the Audit Committee of NHI
		Jun. 2016	Member of the Nomination Committee and the Compensation Committee of NHI (Current)
		Jul. 2016	Advisor of Japan Tobacco Inc.
		Mar. 2018	Honorary Company Fellow of Japan Tobacco Inc. (Current)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.